CONSENT OF SIMON MELDRUM

In connection with the technical report dated July 31, 2009 and titled “Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey” (the “Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from the Report included in, or incorporated by reference into, the registration statement on Form 40-F being filed by Eurasian Minerals Inc. with the United States Securities and Exchange Commission.

Dated: January 23, 2012

/s/ Simon Meldrum
Simon Meldrum